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FILED VIA EDGAR

March 10, 2025

Emily Rowland

Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:      Victory Portfolios IV

Pre-effective Amendment No. 2 to Registration Statement on Form N-1A File No. 333-282907

Dear Ms. Rowland and Mr. Ellington:

On behalf of Victory Portfolios IV (the “Registrant” and each individual series, a “Fund” and together, the “Funds”), we submit this response to the comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on March 6, 2025, relating to Pre-effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A filed on February 28, 2025 (the “N-1A”).

The Registrant has filed with the Commission a pre-effective amendment to the N-1A pursuant to Rule 472 under the Securities Act of 1933, as amended, incorporating the responses to the Staff’s comments described below with respect to the Funds.

Below we identify in bold the Staff’s comments, and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in N-1A. Page references correspond to the filed version of the N-1A.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate. All text changes described below will be implemented substantially as noted here, though some variation in the filing may be appropriate. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

1.Please include a hyperlink to all financial statements of the predecessor funds incorporated by reference.

RESPONSE: The Registrant will revise the disclosure in the section of each Statement of Additional Information (“SAI”) entitled “Financial Statements” to include the hyperlink to the financial statements incorporated by reference.

2.Please revise Section 11.08 of the Trust Instrument, and the related disclosure, to state that the provision requiring shareholders to make a pre-suit demand to bring a derivative claim does not apply to derivative claims brought under federal securities law.

RESPONSE: The Registrant has revised Section 11.08(a)(iii) of the Trust Instrument as follows:

(iii)Prior to the commencement of such derivative action, the complaining Shareholders have made a written demand to the Board of Trustees requesting that they cause the Trust or affected Series or Class, as applicable, to file the action itself. In order to warrant consideration, any such written demand must include at least the following:

(1)a detailed description of the action or failure to act complained of and the facts upon which each such allegation is made;

(2)a statement to the effect that the complaining Shareholders believe that they will fairly and adequately represent the interests of similarly situated Shareholders in enforcing the right of the Trust or the affected Series or Class, as applicable and an explanation of why the complaining Shareholders believe that to be the case;

(3)a certification that the requirements of sub-paragraphs (i) and (ii) have been met, as well as information reasonably designed to allow the Trustees to verify that certification; and

(4)a certification that each complaining Shareholder will be a Shareholder of the Trust or the affected Series or Class, as applicable as of the commencement of the derivative action (provided, that the requirements of this clause (iii) shall not apply to derivative claims brought under federal securities law);

The Registrant will file a POSEX to include this executed Trust Instrument at an appropriate time.

The Registrant will revise the disclosure in each Prospectus as follows:

Derivative Actions Brought by Shareholders

Subject to applicable law, shareholders of the Fund or any class may not bring a derivative action to enforce the right of the Fund or an affected class, as applicable, unless certain conditions provided in the Trust Instrument are met, including that prior to the commencement of such derivative action, the complaining shareholders have made a written demand to the Board of Trustees requesting that they cause the Fund or affected class, as applicable (provided, that this written demand requirement shall not apply to derivative claims brought under federal securities law), to file the action itself and no less than three complaining shareholders of the Fund or the affected series or class, each of which shall be unaffiliated and unrelated (by blood or by marriage) to any other complaining shareholder, and at least 10% of the shareholders of the Fund or the affected class, as applicable, must join in bringing the derivative action (provided, that this 10% requirement shall not apply to derivative claims brought under federal securities law). Demands for derivative action submitted in accordance with the Trust Instrument will be considered by those trustees who are not deemed to be interested persons of the Fund. Within 90 calendar days of the receipt of such demand by the Board of Trustees, those Trustees who are not deemed to be Interested Persons of the Fund will consider the merits of the claim and determine whether maintaining a suit would be in the best interests of the Fund or the affected class, as applicable. The Fund’s SAI includes more information about derivative actions brought by the Fund’s shareholders.

3.For disclosure about an exclusive Federal court provision, please also disclose the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the 1933 Act and 1940 Act permit shareholder to bring claims arising from these Acts in both state and federal courts). Please also include this disclosure in an appropriate place in each Prospectus.

RESPONSE: The Registrant will revise the disclosure in each Prospectus to include the following:

Jurisdiction and Waiver of Jury Trial

The Trust Instrument provides that any suit, action or proceeding brought by or in the right of any shareholder or any person or entity claiming any interest in any shares seeking to enforce any provision of, or based on any matter arising out of, or in connection with the Trust Instrument, the Trust, the Fund (or any Class of shares) shall be brought exclusively in the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court or, if not, then in the Superior Court of the State of Delaware. Unless the Trust consents in writing to the selection of an alternative forum, the Federal District Courts of the

United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under any federal securities law. All shareholders hereby irrevocably consent to the jurisdiction of such courts in any such suit, action or proceeding and irrevocably waive, to the fullest extent permitted by law, any objection they may make now or hereafter have to the venue of any such suit, action or proceeding in such court or that any such suit, action or proceeding brought has been brought in an inconvenient forum. In connection with any such suit, action, or proceeding brought in the Superior Court of the State of Delaware, all shareholders hereby irrevocably waive the right to a trial by jury to the fullest extent permitted by law. The Fund’s SAI includes more information about jurisdiction and the waiver of a jury trial.

These exclusive jurisdiction provisions may make it more expensive for a shareholder to bring a suit and may limit a shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more favorable to the shareholder. A court may choose not to enforce this provision of the Trust Instrument. There is a question regarding the enforceability of the exclusive forum provision in the Trust Instrument because the Securities Act of 1933 and the Investment Company Act of 1940 permit shareholders to bring claims arising under such statutes in both state and federal courts.

The Registrant will revise the disclosure in the SAI to also include the following paragraph under the heading “Jurisdiction and Waiver of Jury Trial”:

These exclusive jurisdiction provisions may make it more expensive for a shareholder to bring a suit and may limit a shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more favorable to the shareholder. A court may choose not to enforce this provision of the Trust Instrument. There is a question regarding the enforceability of the exclusive forum provision in the Trust Instrument because the Securities Act of 1933 and the Investment Company Act of 1940 permit shareholders to bring claims arising under such statutes in both state and federal courts.

Should you have any additional questions concerning the filing, please call me at (212) 839- 8679.

Very truly yours,

/s/ Matthew J. Kutner

Matthew J. Kutner

Sidley Austin LLP, as counsel to the Funds

cc:Thomas Perna, Chair

Thomas Dusenberry, Victory Capital Management Inc. Scott A. Stahorsky, Victory Capital Management Inc. Carol Trevino, Victory Capital Management Inc. Patricia McClain, Victory Capital Management Inc. Sean Fox, Victory Capital Management Inc.

Jay G. Baris, Sidley Austin LLP John M. Ekblad, Sidley Austin LLP